BLUSHIFT AEROSPACE, INC.

(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	13
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	14
NOTE 5 – LIABILITIES AND DEBT	15
NOTE 6 – EQUITY	17
NOTE 7 – SUBSEQUENT EVENTS	18

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: BLUSHIFT AEROSPACE, INC. Management

We have reviewed the accompanying financial statements of Blushift Aerospace, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

July 10, 2026

BLUSHIFT AEROSPACE, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	26,752	118,336
Accounts Receivable		153,375	-
Other current Assets		2,393	-
Total Current Assets		182,520	118,336
Non-Current Assets:			
Fixed Assets, Net	$	14,788	18,145
Other Long Term Assets		858	858
ROU Asset		12,852	38,685
Total Non-Current Assets		28,498	57,688
TOTAL ASSETS	$	211,018	176,024
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	33,996	46,166
Accrued Interest Expense		21,831	8,505
Other Current Liabilities		68,541	102,276
Unearned Income		20,000	20,000
Short Term Lease Liability		12,196	25,895
Related Party Loan Payable- Current		291,114	169,421
Total Current Liabilities	$	447,678	372,262
Non-Current Liabilities:			
Long Term Lease Liability	$	812	13,008
Note Payable		399,981	399,981
Convertible Note Payable		1,190,000	990,000
Related Party Convertible Note		550,000	500,000
Accrued Interest Expense - Long Term		144,821	74,038
SAFE		1,510,306	1,510,306
Total Non-Current Liabilities	$	3,795,920	3,487,333
TOTAL LIABILITIES		4,243,599	3,859,596
EQUITY			
Common Stock	$	1,213	1,195
Additional Paid in Capital		318,412	318,430
Offering Costs		(43,498)	(43,498)
Accumulated Deficit		(4,308,708)	(3,959,699)
TOTAL EQUITY	$	(4,032,581)	(3,683,572)
TOTAL LIABILITIES AND EQUITY	$	211,018	176,024

See Accompanying Notes to these Unaudited Financial Statements

BLUSHIFT AEROSPACE, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	9,843	4,792
Grant Income - Operating		1,022,500	-
Miscellaneous Income - Operating		10,000	200
Gross Profit	$	1,042,343	4,992
Operating Expenses			
Research & Development	$	180,119	901,318
Advertising & Marketing		30,064	28,435
General and Administrative Expenses		1,091,516	1,008,196
Depreciation Expense		3,357	1,683
Total Operating Expenses		**1,305,055**	**1,939,633**
Total Loss from Operations	$	**(262,712)**	**(1,934,641)**
Other Income (Expense)			
Other Income	$	1,673	3,676
Grant Income - Non Operating		15,000	413,345
Interest Expense		(102,970)	(97,420)
Total Other Income (Expense)		**(86,297)**	**319,601**
Net Income (Loss)	**$**	**(349,009)**	**(1,615,040)**

See Accompanying Notes to these Unaudited Financial Statements

BLUSHIFT AEROSPACE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/24	1,195,093	1,195	128,532	(2,344,659)	(2,214,932)
Additional Paid-in Capital	-	-	146,400	-	146,400
Net income (loss)	-	-	-	(1,615,040)	(1,615,040)
Ending balance at 12/31/24	1,195,093	1,195	274,932	(3,959,699)	(3,683,572)
Issuance of Common Stock	18,184	18	-	-	18
Additional Paid-in Capital	-	-	(18)	-	(18)
Net income (loss)	-	-	-	(349,009)	(349,009)
Ending balance at 12/31/25	1,213,277	1,213	274,914	(4,308,708)	(4,032,581)

See Accompanying Notes to these Unaudited Financial Statements

BLUSHIFT AEROSPACE, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(349,009)	(1,615,040)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		3,357	1,683
Accounts Receivable		(153,375)	-
Other Current Assets		(2,393)	-
Accounts Payable		(12,169)	46,166
Accrued Interest		84,110	82,543
Other Current Liabilities		(33,735)	62,596
Unearned Income		-	20,000
ROU Asset		25,833	(38,685)
Lease Liability		(25,895)	38,903
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(114,268)	213,206
Net Cash provided by (used in) Operating Activities	$	(463,277)	(1,401,835)
INVESTING ACTIVITIES			
Fixed Assets	$	0	(9,900)
Net Cash provided by (used in) Investing Activities	$	0	(9,900)
FINANCING ACTIVITIES			
Convertible Notes Payable	$	200,000	990,000
Related Party Loan Payable		121,693	(138,101)
Related Party Convertible Note		50,000	500,000
Common Stock		18	-
Additional Paid in Capital		(18)	146,400
Net Cash provided by (used in) Financing Activities	$	371,693	1,498,299
Cash at the beginning of period		118,335	31,771
Net Cash increase (decrease) for period	$	(91,584)	86,564
Cash at end of period	$	26,752	118,335

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	-	-
Income taxes	-	-
Cash paid for amounts included in the measurement of operating lease liabilities	$27,021.00	$13,155.00

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

bluShift Aerospace, Inc. (the "Company") was originally incorporated on October 10, 2014, under the laws of the Commonwealth of Massachusetts. On December 13, 2016, the Company surrendered its Massachusetts charter and domesticated under the laws of the state of Maine. Subsequently, on March 23, 2021, the Company filed a Certificate of Conversion and Certificate of Incorporation to reincorporate as a C-Corporation under the laws of the State of Delaware. The Company maintains its headquarters and principal place of business in Brunswick, Maine.

The Company is an aerospace manufacturer that develops advanced hybrid rocket propulsion systems (known as the Modular Adaptable Rocket Engine for Vehicle Launch, or MAREVL) powered by a proprietary, non-toxic, and carbon-neutral bio-derived fuel. The Company offers suborbital launch services for research and commercial payloads. Additionally, the Company is expanding its engine technology to service the demand for rocket boosters as an alternative to traditional solid rocket motors for defense and hypersonic applications. The Company intends to earn revenue primarily through the sales of services and products related to rocket propulsion, engine testing, and launch services.

The Company's customers are predominantly located in the United States and include commercial satellite operators, research institutions, and defense agencies

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The Company's significant fair value estimates primarily relate to stock-based compensation.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $26,752 and $118,336 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable consist of amounts billed to customers and grantors for which the performance obligations have been met but payment has not yet been received. Accounts receivable are stated at the amount management expects to collect from outstanding balances. As of December 31, 2025, and December 31, 2024, the Company had total accounts receivable balances of 153,375 and 0, respectively.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors, including historical collection experience, the current aging status of the customer's account, and general economic conditions. Because the Company's primary outstanding receivables are owed by the U.S. Federal Government and historical collection patterns show timely payments on all prior 2025 invoices, management determined that credit risk is minimal. Accordingly, no allowance for doubtful accounts was deemed necessary as of December 31, 2025, or December 31, 2024.

Concentrations

As of December 31, 2025, 100% of the outstanding accounts receivable balance was due from a single government entity: the Department of the Air Force.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation

are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Leasehold Improvement	15	12,674	12,674
Vehicles	7	9,900	9,900
Less Accumulated Depreciation		(7,786)	(4,429)
Totals		**14,788**	**18,145**

Revenue Recognition

The Company accounts for its revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

Nature of Products and Services: The Company generates revenue through the following primary streams:

- Research and Development (R&D) Contracts: Includes government-funded or customer-funded R&D contracts, technical studies, and engineering development. Revenue is recognized as the Company satisfies the performance obligation, either over time as services are performed and costs are incurred, or at a point in time upon completion and acceptance of specific milestones or deliverables.
- Hardware and Propulsion Component Sales: Includes the sale of propulsion systems, rocket engines, fuel grains, and related hardware. Revenue is recognized when control of the product transfers to the customer, generally upon shipment, delivery, customer acceptance, or completion of contractually required testing.
- Launch and Mission Services: Includes launch, flight test, suborbital research, and payload integration provided to commercial, academic, government, or defense customers. Revenue is recognized when the contracted service is performed, generally upon completion of the launch or mission event, or upon completion of specified contract milestones.
- Test-Site Access and Support Services: Includes test-site access, scheduling, safety oversight, and operational support for universities, student rocket teams, and other customers conducting propulsion testing. Revenue is recognized when the test-site access and related services are paid for, generally on the date of the test or over the period during which the customer uses the facility.

Contract Balances: The Company's payment terms vary by contract and may include deposits, progress payments, or milestone payments. Amounts invoiced but not yet collected are recorded as accounts receivable. If cash is received before the related performance obligation is satisfied, the amount is recorded as deferred revenue until earned.

Grant Income Policy: The Company actively leverages non-dilutive funding to support its research and development. The Company accounts for these government and state grants as contributions. Grant income is recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and that the funding will be received. For cost-reimbursable grants and contracts, grant income is recognized in the period during which the qualifying research and development expenses are incurred.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative (G&A) expenses consist primarily of payroll, payroll taxes, and related benefits for executive, administrative, and operational personnel not directly engaged in research and development. G&A expenses also include professional fees (such as legal, accounting, and IT services), marketing, advertising, public relations, facility rent, utilities, insurance, state and local taxes, and general office supplies and software subscriptions. G&A expenses are expensed as incurred.

Research and Development Costs:

The Company accounts for research and development costs in accordance with FASB ASC Topic 730, Research and Development. Under ASC 730, all research and development costs are expensed as incurred.

The Company's R&D activities are primarily focused on the engineering, design, and testing of its Modular Adaptable Rocket Engine for Vehicle Launch (MAREVL), advanced non-toxic bio-derived solid fuels, and suborbital launch vehicle airframes (such as the Starless Rogue). R&D expenses consist primarily of salaries, wages, and benefits for engineering personnel, specialized R&D consultants and subcontractor services, test-site materials, test consumables, freight, software, and equipment rentals directly related to these development initiatives.

Equity Based Compensation

The Company provides equity-based incentives to employees, directors, and consultants to attract, retain, and motivate personnel through two primary plans: the 2023 Founders Equity Plan and the 2023 Employee Stock Options - Pre-Seed Plan. Under these plans, the Company's Board of Directors may grant restricted stock awards (RSAs), incentive stock options (ISOs), and non-qualified stock options (NSOs).

As of December 31, 2025, the Company had authorized a total of 286,065 shares of common stock for issuance under the 2023 Founders Equity Plan and 50,000 shares of common stock for issuance under the 2023 Employee Stock Options - Pre-Seed Plan. Options granted under these plans generally carry a term of ten years and vest over a schedule determined by the Board of Directors (typically a standard four-year vesting period, with some options subject to early exercise provisions).

Stock Option Activity and Valuation: Options granted under the plans carry exercise prices ranging from $0.07 to $0.14 per share. During the year ended December 31, 2025, the Company obtained an independent third-party valuation (IRC 409A / ASC 718) to determine the fair market value of its common stock. Based on the valuation report utilizing the Option Pricing Method (OPM) and a Guideline Public Company Method framework, the fair market value of the Company's common stock was determined to be $0.14 per share as of October 23, 2025.

Stock-Based Compensation Expense: The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to

employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values.

Management has evaluated the grant-date fair value of the options issued and vesting during the years ended December 31, 2024, and 2025. Based on the relatively low fair market value of the underlying common stock ($0.14 per share) and the corresponding strike prices, management determined that the calculated fair value of the options is insignificant. Consequently, the Company has concluded that the associated stock-based compensation expense is immaterial to the financial statements taken as a whole. Therefore, no stock-based compensation expense has been recognized in the accompanying statements of operations for the years ended December 31, 2024, or 2025.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with FASB ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss (NOL) and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred Tax Assets and Valuation Allowance: The Company's primary deferred tax assets arise from net operating loss carryforwards and capitalized research and development expenditures.

As of December 31, 2025, and 2024, the Company had accumulated federal net operating loss carryforwards of approximately $3,174,312 and $2,825,303, respectively. Federal NOLs generated after December 31, 2017, carry forward indefinitely but are limited to offsetting 80% of taxable income in any given year.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment.

Based on the weight of available evidence, principally the Company's history of cumulative operating losses since inception, management has determined that it is more likely than not that the Company will not realize the benefits of these deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2025, and December 31, 2024.

The provision for income taxes differs from the amount that would be computed by applying the statutory federal income tax rate of 21.0% to the net loss before income taxes, primarily due to the generation of net operating losses for which a full valuation allowance has been recorded, as well as the impact of state taxes and non-taxable grant income.

Uncertain Tax Positions: The Company follows the provisions of ASC 740-10 regarding the accounting for uncertainty in income taxes. This standard requires that a tax position be recognized or derecognized based on a "more-likely-than-not" threshold. Based on management's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements as of December 31, 2025, or 2024. The Company's policy is to recognize interest and penalties related to tax matters in income tax expense. No such interest or penalties were recognized for the years ended December 31, 2025, and 2024.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Maine. The Company's tax returns generally remain open and subject to examination by tax authorities for three years after filing; however, to the extent that the Company utilizes net operating losses generated in earlier years, such earlier years may also remain subject to review.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Short-Term Advances: From time to time, the Company receives short-term advances from related parties to support working capital needs. These advances are generally uncollateralized, non-interest-bearing, and have no formal repayment terms. As of December 31, 2025, and December 31, 2024, the Company's related party short-term advances consisted of the following:

- **altE:** The Company receives advances from altE, an entity in which the Company's CEO maintains a minority ownership interest. As of December 31, 2025, and December 31, 2024, the outstanding balance due to altE was $172,428 *and* $169,421, respectively.
- **Shareholder Loan:** The Company receives advances directly from its CEO and founder, Sascha Deri. As of December 31, 2025, the outstanding balance due to the CEO was $12,860.

Bridge Loans (Directors) On September 10, 2025, the Company issued two secured promissory notes totaling $100,000 to two members of its Board of Directors to serve as a short-term bridge loan. The Company issued an $80,000 note to the Company's Chairman, Brady Brim-DeForest, and a $20,000 note to Director, Peter Murray. The notes bear a fixed interest rate of 2%, compounded daily, with $5,826 in accrued interest.

These loans were subsequently settled and amended in 2026, as detailed in Note 7 - Subsequent Events.

Related Party Loan Payable - Current	**December 31, 2025**	**December 31, 2024**
altE Advances	$172,428	$169,421
Shareholder Loan (CEO)	$12,860	$—
Bridge Loans - Principal (Directors)	$100,000	$—
Bridge Loans - Accrued Interest	$5,826	$—
Total Related Party Loan Payable	**$291,114**	**$169,421**

Convertible Notes During the years ended December 31, 2024, and 2025, the Company issued convertible promissory notes to Late Stage Fund X, LP, an investment entity affiliated with the Company's Chairman, Brady

Brim-DeForest. The Company issued a $500,000 note in February 2024, and two separate 25,000 notes in June and September 2025. The notes bear an interest rate of 5.33%.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases real estate and facilities to support its aerospace testing, manufacturing, and storage operations. The Company currently maintains two operating leases located at Brunswick Landing in Brunswick, Maine:

- **West Airport Land Lease:** A 5,000 square foot plot of land used as a rocket research, development, and engine testing facility. The initial three-year term commenced on July 1, 2024, and expires on June 30, 2027, with the option to renew for two additional one-year terms. Base rent is $136.59 per month.
- **1st Floor Hangar 6 Storage:** A 3,326 square foot space used for a composites room and storage. Through a series of addendums, the lease has been extended through May 31, 2026. Base rent is $2,078.75 per month through May 31, 2025, and increases to $2,141.11 per month from June 1, 2025, through May 31, 2026.

Both lease agreements include variable, non-lease components (Operational Expenses) consisting of the Company's pro-rata share of property taxes, utilities, and preventative maintenance.

Lease Accounting Policies In accordance with ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

Because the rate implicit in the Company's leases is not readily determinable, the Company uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise that option. Variable lease payments, such as the estimated Triple Net (NNN) charges, are not included in the calculation of the lease liability and are recognized as variable lease expense in the period in which the obligation is incurred

The components of lease expense for the year ended December 31, 2024, were as follows:

	2025	**2024**
Lease expense		
Operating lease expense	26,958.24	15,589.05
Total	**26,958.24**	**15,589.05**
Other Information		
Operating cash flows from operating leases	27,020.60	13,155.45
ROU assets obtained in exchange for new operating lease liabilities	0	50,895.38
Weighted-average remaining lease term in years for operating leases	0.62	1.53
Weighted-average discount rate for finance leases	0.00%	0.00%
Weighted-average discount rate for operating leases	4.50%	4.51%

Maturity Analysis

	2025-12	27,020.60	27,020.60
	2026-12	12,344.63	12,344.63
	2027-12	819.54	819.54
	2029-12	0	0
	2030-12	0	0
Thereafter		0	0
Total undiscounted cash flows		13,164.17	40,184.77
Less: present value discount		-156.1	-1281.35
Total lease liabilities		**13,008.07**	**38,903.42**

NOTE 5 – LIABILITIES AND DEBT

Accounts Payable:
Accounts payable consists of trade payables and other obligations incurred in the normal course of business operations. These liabilities are generally unsecured and typically carry standard net-30 to net-60 day payment terms. As of December 31, 2025, and December 31, 2024, the Company had accounts payable balances of $33,997 and 46,166, respectively.

Other Current Liabilities:
Other current liabilities consist of short-term obligations that are expected to be settled within one year of the balance sheet date. Based on the Company's operations, these primarily include outstanding corporate credit card balances, accrued expenses, and payroll-related liabilities (including direct deposit liabilities, MERIT payroll deductions, and Maine state employment and income taxes).

Unearned Revenue:
Deferred Revenue Policy In accordance with ASC 606, the Company records deferred revenue (a contract liability) when cash payments are received or due in advance of the Company's performance under a contract. Deferred revenue primarily relates to upfront deposits received from customers for future launch engineering, mission services, or test-site access. Revenue is subsequently recognized when the Company satisfies the related performance obligations (e.g., upon completion of the scheduled test or launch event).

Contract Balances As of December 31, 2025, and December 31, 2024, the Company had deferred revenue balances of $20,000 and $20,000, respectively. The entire balance for both periods is attributable to a single advance deposit received from the University of Maine in March 2024 for suborbital launch engineering and technical services. Because the launch services were not performed prior to year-end 2024 or 2025, the deposit remained unearned and recorded as a liability.

Subsequent to the year ended December 31, 2025, the contracted services associated with this deposit were canceled, and the $20,000 unearned balance was refunded in full to the customer in May 2026

Notes payable consisted of the following as of December 31, 2025, and December 31, 2024:

Maine Technology Institute (MTI) Notes: The Company has entered into multiple loan agreements with the Maine Technology Institute (MTI) to cover short-term expenses in addition to supporting ongoing research and development. The outstanding MTI obligations generally bear simple interest at an annual rate of 5.0%. The specific maturities for these notes are as follows:

- **MTI Note 2020:** Principal amount of $99,981, maturing on December 1, 2027.
- **MTI Note 2021-2022:** Principal amount of $300,000, maturing on December 31, 2027.

Convertible Notes

During the years ended December 31, 2025, and 2024, the Company issued a series of Pre-Money Convertible Promissory Notes (the "Notes") to various investors to fund working capital and ongoing operations.

As of December 31, 2025, and December 31, 2024, the outstanding principal balance of the Notes was $1,740,000, and $1,490,000, respectively. The outstanding principal amounts bear simple interest at a fixed annual rate of 5.33%, computed on the basis of a 365-day year for the actual number of days elapsed. Unless earlier converted or repaid, all unpaid principal and accrued interest become due and payable on their respective maturity dates, which generally fall five years from the date of issuance (with maturities ranging from February 2029 through December 2030 for the 2024 and 2025 issuances).

In the event the Company issues and sells Equity Securities for capital-raising purposes with aggregate gross proceeds of not less than $1,000,000 (a "Qualified Financing"), the Holder has the option to convert the outstanding principal and accrued interest into the same Equity Securities sold in the financing. The conversion price will be equal to the lesser of: a price per share derived from a predetermined valuation cap. The Company's outstanding Notes contain valuation caps ranging from $10,000,000 to $20,000,000. A discounted price per share reflecting a 15% to 20% discount (multiplied by 0.85 or 0.80) applied to the cash price paid by the new investors in the Qualified Financing.

At any time, Holders may elect to convert the outstanding principal and unpaid accrued interest, in whole or in part, into shares of the Company's Common Stock at a conversion price based on the Note's specific valuation cap divided by the fully-diluted number of shares outstanding.

Change of Control: If the Company consummates a Change of Control (such as a merger, acquisition, or sale of substantially all assets) while the Notes remain outstanding, the Company is required to repay the outstanding principal and accrued interest in cash. However, at the Holder's written election prior to the transaction, they may instead convert the balance into Common Stock at the valuation cap conversion .

Related Party Bridge Loan On September 10, 2025 (Disclosed in Note 3), the Company issued two secured promissory notes totaling $100,000 to two related parties: an $80,000 note to the Company's Chairman, Brady Brim-DeForest, and a $20,000 note to Director Peter Murray. The notes were issued to serve as a short-term bridge loan and rank pari passu (equally and ratably). The notes bear a fixed interest rate of 2.0% per month (prorated daily). As security for the prompt and complete repayment of the obligations, the Company granted the noteholders a first-priority, senior security interest in the Company's collateral, including all accounts receivable, general intangibles, inventory, and equipment.

Subsequent to year-end, on January 16, 2026, the Company repaid the $20,000 note issued to Peter Murray in full, issuing a final payment of $21,499.00 to cover the principal and accrued interest. In June 2026, the $80,000 note issued to Brady Brim-DeForest was formally amended to establish a structured repayment schedule running through October 2026.

As of December 31, 2025, the entire $100,000 principal balance remained outstanding. In addition to the principal balance, the Company recorded $5,825.75 in accrued interest related to these notes. Subsequent to year-end, the notes were amended to extend the repayment schedule through 2026.

Short-Term Advances (Disclosed in Note 3): From time to time, the Company receives short-term advances from related parties to support working capital needs. These advances are generally uncollateralized, non-interest-bearing, and have no formal repayment terms. As of December 31, 2025, and December 31, 2024, the Company's related party short-term advances consisted of the following:

- **altE:** The Company receives advances from altE, an entity in which the Company's CEO maintains a minority ownership interest. As of December 31, 2025, and December 31, 2024, the outstanding balance due to altE was $172,428 *and* $169,421, respectively.
- **Shareholder Loan:** The Company receives advances directly from its CEO and founder, Sascha Deri. As of December 31, 2025, the outstanding balance due to the CEO was $12,860.

5 Year Debt Maturities

	Grand Total
2026	785,288
2027	399,981
2028	-
2029	1,015,000
2030	225,000
Thereafter	-
Totals	**2,425,269**

Simple Agreements for Future Equity (SAFE)

During the years 2021, 2022, and 2023, the Company issued a series of Simple Agreements for Future Equity (SAFEs) to various investors to raise capital, largely utilizing the Wefunder crowdfunding platform. The Company did not issue any new SAFEs during the years ended December 31, 2024, or 2025.

As of both December 31, 2024, and December 31, 2025, the total outstanding principal balance of the SAFEs was $1,510,306.

The SAFEs represent rights to future equity in the Company. The agreements have no maturity date and bear no interest (0.00%). The SAFEs are subject to conversion or repayment upon the following triggering events:

Equity Financing: In the event of a qualified equity financing (such as a priced preferred stock round) prior to the expiration or termination of the SAFEs, the outstanding principal will automatically convert into shares of the Company's preferred stock. The conversion price is generally determined based on predefined valuation caps or discount rates applied to the pricing of the new equity round, depending on the specific terms of the individual SAFE agreements.

Liquidity Event: If a liquidity event (such as a change of control or an initial public offering) occurs before the termination or conversion of the SAFEs, investors are generally entitled to receive a portion of the proceeds equal to the greater of their original purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

Dissolution: In the event of a dissolution or winding up of the Company, SAFE holders are entitled to receive a return of their original purchase amount, ranking senior to common stockholders.

Offering Costs: In connection with the issuance of the SAFEs, the Company incurred $43,498 in offering costs, consisting primarily of platform and syndication fees. These offering costs have been recorded as a direct reduction to equity (contra-equity) on the accompanying balance sheets

NOTE 6 – EQUITY

The Company's Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of common stock, with a par value of $0.001 per share. The Company had 1,195,093 shares of common stock issued and outstanding as of December 31, 2024 and 1,213,277 as of December 31, 2025.

Voting Rights: Holders of the Company's common stock are entitled to vote at all meetings of the stockholders, with only persons registered on the stock records on the record date being eligible to vote. Except where otherwise provided by statute or the Certificate of Incorporation, corporate actions generally require the affirmative vote of a majority of shares present in person or represented by proxy.

Dividends: Holders of common stock are entitled to receive dividends (in cash, property, or capital stock) if and when declared by the Board of Directors out of legally available funds. Before the payment of any dividend, the Board of Directors retains the discretion to set aside funds as a reserve to meet contingencies, equalize dividends, or maintain Company property.

Transfer Restrictions and Right of First Refusal: The Company's shares are subject to strict transfer restrictions. Stockholders may not sell, transfer, assign, pledge, or otherwise dispose of their shares without the prior written consent of the Company, authorized by the Board of Directors.

The Board may withhold consent for legitimate corporate purposes, including preventing transfers to competitors, avoiding the loss of securities law exemptions, or preventing the Company from being forced to register a class of securities under the 1934 Act. Furthermore, if a transfer is consented to by the Company, the shares are subject to a Right of First Refusal. The transferring stockholder must give written notice specifying the terms, and the Company (or its assignees) has the option for 30 days to purchase the shares at the specified price and terms.

These transfer restrictions and the right of first refusal will automatically terminate if the Company's securities are ever offered to the public pursuant to an effective SEC registration statement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 10, 2026, the date these financial statements were available to be issued.

Convertible Note Settlement

On January 16, 2026, the Company paid $553,154 to settle a $500,000 principal convertible promissory note and its associated accrued interest in full. The note was originally issued to Late Stage Fund X, LP in February 2024.

Related Party Bridge Loan Repayment and Amendment: In January and June 2026, the Company resolved the $100,000 in short-term secured bridge loans previously issued to two board members in September 2025

- **Peter Murray:** On January 14, 2026, the Company repaid the $20,000 promissory note in full, making a final payment of $21,499 to cover the principal and all accrued interest.
- **Brady Brim-DeForest:** In June 2026, the $80,000 promissory note was formally amended to establish a structured, amortizing repayment schedule for the remaining principal and interest, running through October 2026

Related Party Loan: On February 13, 2026, the Company received an $8,000 short-term loan from the Company's CEO and shareholder to cover expenses. The related party debt was repaid in full via a reimbursement check to the CEO on May 21, 2026

Refund of Deferred Revenue

In May 2026, the contracted suborbital launch engineering services associated with a 2024 customer deposit were canceled. Consequently, on May 31, 2026, the Company refunded the full $20,000 unearned deposit to the University of Maine.

Maine Technology Asset Fund (MTAF 3.0) Loan Award: On January 28, 2026, the Company received conditional notification that it was selected for an award of up to $2,000,000 in a 0% interest, partially forgivable loan from the Maine Technology Asset Fund (MTAF 3.0) program administered by the Maine Technology Institute (MTI). Up to 50% of the loan amount may be forgiven if the Company meets specific economic impact and hiring targets by the end of 2032.

Subsequently, on July 3, 2026, the Company executed a Note Purchase Agreement for the first $500,000 tranche of this award. The 500,000 unsecured subordinated promissory note bears 0% Interest. Repayment of this initial tranche does not commence until January 1, 2029, at which point the Company is required to make 48 equal monthly installments of $5,208.33.

In January 2033 (Month 49), the Company may apply for the 50% forgiveness provision; any unforgiven remaining balance will be due as a final balloon payment on December 31, 2033.